Exhibit 21.1

UNIVEST CORPORATION OF PENNSYLVANIA

AND SUBSIDIARIES

Subsidiaries of the Registrant

100% Voting Securities Owned by Registrant

1)	Univest Bank and Trust Co. — chartered in the Commonwealth of Pennsylvania — and its wholly-owned subsidiary as follows:

a.	Delview, Inc. — chartered in the State of Delaware and its wholly-owned subsidiaries:

i.	Univest Investments, Inc. — chartered in the Commonwealth of Pennsylvania

ii.	Univest Insurance, Inc. — chartered in the Commonwealth of Pennsylvania

iii.	Allied Benefits Group, LLC — chartered in the Commonwealth of Pennsylvania

iv.	Girard Partners LLC — chartered in the Commonwealth of Pennsylvania

b.	TCG Investment Advisory, Inc. — chartered in the Commonwealth of Pennsylvania

c.	Univest Capital, Inc. — chartered in the Commonwealth of Pennsylvania

All the subsidiaries do business under the above names.